04033347

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended .... December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from .... ________________
to .... ________________

Commission File Number 01-07284

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BALDOR ELECTRIC COMPANY
EMPLOYEE'S PROFIT SHARING AND SAVINGS PLAN
c/o Baldor Benefits Advisory Committee
5711 R. S. Boreham, Jr Street
Fort Smith, Arkansas 72901

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baldor Electric Company
5711 R. S. Boreham, Jr Street
Fort Smith, Arkansas 72901

REQUIRED INFORMATION

The Baldor Electric Company Employees' Profit Sharing and Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the years ended December 31, 2003 and 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are properly included and incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Baldor Electric Company Benefits Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BALDOR ELECTRIC COMPANY
EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

Date: June 22, 2004

By: [signature]
Ronald E. Tucker
Member, Benefits Advisory Committee

INDEX OF EXHIBITS

Exhibit No.	Description
1	Consent of Independent Auditors filed herewith

EXHIBIT 1

Consent of Lawrence, Schluterman & Schwartz, Ltd., Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Forms S-8 No. 33-28239 and No. 333-33287) pertaining to the Baldor Electric Company Employees' Profit Sharing and Savings Plan of our report dated June 18, 2004, with respect to the financial statements of the Baldor Electric Company Employees' Profit Sharing and Savings Plan included in the Annual Report (Form 11-K) for the year ended December 31, 2003.

Lawrence, Schluterman & Schwartz, Ltd.

Lawrence Schluterman & Schwartz, Ltd.

Fort Smith, Arkansas
June 18, 2004

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Report on Examination of Financial Statements
and Supplemental Schedule

For the Years Ended December 31, 2003 and 2002

LAWRENCE, SCHLUTERMAN & SCHWARTZ, LTD.
Certified Public Accountants

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Report on Examination of Financial Statements
and Supplemental Schedule

For the Years Ended December 31, 2003 and 2002

Contents

LAWRENCE, SCHLUTERMAN & SCHWARTZ, LTD.
Certified Public Accountants

2411 South Waldron Road
Fort Smith, Arkansas 72903
Telephone (479) 484-7211
Fax (479) 484-7802

W. Sid Lawrence, CPA
Michael L. Schluterman, CPA
Larry J. Schwartz, CPA
Crystal A. Hempler, CPA

Independent Auditors' Report

Trustees
Baldor Electric Company Employees'
Profit Sharing and Savings Plan
Fort Smith, Arkansas

We were engaged to audit the accompanying statements of net assets available for benefits of Baldor Electric Company Employees' Profit Sharing and Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended and the supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year), referred to as "supplemental schedule," as of or for the year ended December 31, 2003. These financial statements and supplemental schedule are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 7, which was certified by AMVESCAP National Trust Company, the trustee of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedule. We have been informed by the plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of and for the year ended December 31, 2003 and 2002, that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information in the Plan's financial statements that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and supplemental schedule taken as a whole. The form and content of the information included in the financial statements and supplemental schedule, other than that derived from the information certified by the trustee, have been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Lawrence, Schluterman & Schwartz, Ltd.

Lawrence, Schluterman & Schwartz, Ltd.
Certified Public Accountants

Fort Smith, Arkansas
June 18, 2004

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets		
Investments, at Fair Value:		
Collective Trust Funds	$ 70,385,334	$ 67,623,428
Registered Investment Companies	34,531,438	23,882,007
Baldor Electric Company Common Stock	75,767,155	68,406,161
Participant Loans	8,508,177	7,652,442
Total Investments	189,192,104	167,564,038
Receivables		
Accrued Interest and Dividends	463,013	452,786
Employer Contributions	5,435,659	5,278,827
Total Receivables	5,898,672	5,731,613
Total Assets	195,090,776	173,295,651
Total Liabilities	-	-
Net Assets Available for Benefits	$ 195,090,776	$ 173,295,651

See Accompanying Notes to Financial Statements
and Independent Auditors' Report.

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2003 and 2002

	2003	2002
Additions to Net Assets Attributed to:		
Investment Income (Loss)		
Interest and Dividends	$ 5,596,168	$ 4,561,906
Net Appreciation (Depreciation) in Fair Value of Investments	17,312,159	(8,462,575)
	22,908,327	(3,900,669)
Contributions		
Employer	6,338,895	6,170,778
Participant	4,709,176	4,660,744
	11,048,071	10,831,522
Transfer In from Other Plans		
Pow R Gard Profit Sharing Plan	-	1,000,038
Total Additions	33,956,398	7,930,891
Deductions from Net Assets Attributed to:		
Benefits Paid Directly to Participants	11,770,900	15,625,554
Administrative Expenses	390,373	152,974
Total Deductions	12,161,273	15,778,528
Net Increase (Decrease)	21,795,125	(7,847,637)
Net Assets Available for Benefits:		
Beginning of Year	173,295,651	181,143,288
End of Year	$ 195,090,776	$ 173,295,651

See Accompanying Notes to Financial Statements
and Independent Auditors' Report.

Baldor Electric Company Employees'
Profit Sharing and Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

1. Description of the Plan

The following brief description of the Baldor Electric Company Employees' Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan, which covers substantially all regular full-time and part-time employees of all domestic subsidiaries of Baldor Electric Company (Company) (Employer). Employees become eligible to participate in the savings component of the Plan on the first of the month following two full months of employment. The Plan was amended and restated effective December 12, 1998, February 27, 2002, and again on December 26, 2003 to incorporate all amendments since February 28, 2002 and to include all of the Economic Growth and Tax Relief Reconciliation Act of 2001 provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions

Each year, participants may contribute up to 50% of annual compensation, as defined in the Plan. These contributions can be made on a before-tax basis, as provided under IRS Section 401(k) or an after-tax basis, or a combination of both. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 25% of the first 6% of base compensation that a participant contributes to the Plan. The Company's matching contribution is made into the Baldor Stock Fund account and the participant must be employed on the last day of the quarter to receive the quarterly matching.

Employees of all domestic operations of the Company with 24 months or more of full-time and part-time service are participants in the profit sharing component of the Plan. The Company annually contributes to the profit sharing component an amount equal to 12% of the pretax earnings of participating companies. This contribution is funded by the company through cash or shares of Baldor stock and then is directed by the participant into the respective investment funds. Contributions are allocated to individual participants in proportion to their eligible compensation for the year. The profit sharing percentage for 2003 and 2002 was 5.04% and 4.99%, respectively. Participants must be employed by Baldor on the last day of the year to receive the profit sharing contribution of that respective year.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the employer's contributions and plan earnings and losses. Allocations are based on participant earnings or account balances, as defined in the Plan's agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions and in the Company's contributions plus actual earnings thereon.

Baldor Electric Company Employees'
Profit Sharing and Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from their savings plan accounts (which excludes their Profit Sharing Plan Account), a minimum of $500 and the amount of the loan shall not exceed the lesser of: a) 50% of the vested balance in the participant's account, or b) $50,000 reduced by the participant's highest loan balance in the last twelve months. Loan transactions are treated as a transfer from (to) the investment funds to (from) the loan fund. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime lending rate plus 1%. Interest rates range from 5.0% to 10.5%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum distribution amount, a payment in the form of an annuity contract from an insurance company, or a combination of a lump sum and an annuity.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of Baldor Electric Company common stock are valued at the last reported sales price on the last business day of the plan year. Participant notes receivable are valued at cost which approximates fair value. The fair market values of other investments have been provided by Amvescap Retirement, Inc., trustee and record keeper for the Plan, based on quoted values of the underlying securities. The average cost method is utilized in determining the cost of the investments sold or distributed to participants. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Fees

Legal, accounting and consulting fees incurred by the Plan are paid by the Employer. Record keeping and investment fee expenses are paid by the Plan. Administrative loan maintenance and processing fees charged by the trustee are charged to respective participants. The employer can at its option pay a portion of the administrative fees.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, there would be no effect on the participant's account balances as the participants are already 100% vested in their accounts.

4. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 30, 2002, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Benefits Advisory Board believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Plan Mergers

On January 2, 2002, the Pow R Gard Generator Corp. Profit Sharing 401(k) Plan was merged into the Baldor Electric Company Employees Profit Sharing and Savings Plan. The transferred net assets have been recognized in the accounts of the Baldor Electric Company Employees Profit Sharing and Savings Plan as of January 2, 2002, at their balances as previously carried in the accounts of the Pow R Gard Generator Corp. Profit Sharing 401(k) Plan. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits from January 2, 2002. The net assets transferred, at fair value, into the Baldor Electric Company Employees Profit Sharing and Savings Plan totaled $1,000,038.

6. Reclassifications

Certain items in the 2002 report have been reclassified to conform to current year classifications. Such reclassifications had no effect on previously reported net decrease in net assets available for benefits.

7. Investments

AMVESCAP National Trust Company has certified that these investment assets, transactions and the changes in net assets are complete and accurate. Investments that represent 5% or more of the Plan's net assets are separately identified below:

	December 31	
	2003	2002
Investments at fair value as determined by quoted market price		
Held by AMVESCAP:		
Baldor Electric Company Common Stock	$ 75,767,155	$ 68,406,161
INVESCO Stable Value Fund	70,385,334	67,623,428
INVESCO S&P 500 Fund	19,255,374	15,299,842

The Plan was amended, effective September 1, 2001, to allow participants to direct the investment of his or her matching contributions already credited to the Baldor Stock Fund in accordance with subparagraph (b) of Section 17.2 of the Plan. Therefore, at December 31, 2003 and 2002, none of the net assets in the Baldor Stock Fund or any other fund in the Plan are non-participant directed.

As reflected below, the Stable Value Fund is a collective trust fund. All other funds, with the exception of the Baldor Stock Fund, are registered investment funds. In addition, the receivables and liabilities have been allocated to the various investment funds.

7. Investments (continued)

The changes in net assets available for benefits and the amount of net assets by investment program as of and for the year ended December 31, 2003, at fair value are reflected below:

2003	INVESCO S&P 500 Fund	INVESCO Total Return Fund	VanKampen Growth & Income Fund	Europacific Growth Fund	INVESCO Stable Value Fund	Growth Fund of America	AIM Small Capital Growth Fund
Additions to Net Assets Attributed to:							
Investment Income:							
Interest and Dividends	$ 244,561	$ 130,888	$ 12,205	$ 10,341	$ 3,101,492	$ 7,046	$ 4,802
Net Appreciation (Depreciation) in fair value of investments	4,130,321	959,853	213,880	128,891		195,940	236,854
Contributions:							
Employer	686,113	315,304	69,251	71,219	2,368,192	101,917	76,110
Participant - Before Tax	721,072	377,807	65,131	47,572	1,310,979	81,825	75,242
Participant - After Tax	37,831	22,830	1,990	1,931	148,183	1,946	2,785
Participant - Rollover	4,491	6,841	10,155	16,465	890	1,775	22,133
Total Additions	5,824,389	1,813,523	372,612	276,419	6,929,736	390,449	417,926
Deductions from Net Assets Attributed to:							
Benefits Paid to Participants	933,658	222,581	42,957	21,363	6,481,378	44,398	11,368
Administrative Expenses	1,104	500	64	55	317,399	56	71
Total Deductions	934,762	223,081	43,021	21,418	6,798,777	44,454	11,439
Other							
Net Interfund Transfers	(967,222)	(469,867)	602,521	296,854	2,631,222	684,239	269,282
Net Increase (Decrease)	3,922,405	1,120,575	932,112	551,855	2,762,181	1,030,234	675,769
Net Assets Available for Benefits:							
Beginning of Year	16,019,083	6,429,227	412,488	223,992	69,991,345	308,799	548,236
End of Year	$ 19,941,488	$ 7,549,802	$ 1,344,600	$ 775,847	$ 72,753,526	$ 1,339,033	$ 1,224,005

7. Investments (continued)

The changes in net assets available for benefits and the amount of net assets by investment program as of and for the year ended December 31, 2003, at fair value are reflected below:

2003	PIMCO Total Return Fund	Royce Low Priced Stock Fund	Baldor Stock Fund	Participant Loan Fund	Grand Total
Additions to Net Assets Attributed to:					
Investment Income:					
Interest and Dividends	$ 96,276	$ 13,509	$ 1,975,048		$ 5,596,168
Net Appreciation (Depreciation) in fair value of investments	(6,149)	314,906	11,137,663		17,312,159
Contributions:					
Employer	89,473	152,972	2,408,344		6,338,895
Participant - Before Tax	151,239	99,064	1,349,234		4,279,165
Participant - After Tax	4,961	2,227	110,559		335,243
Participant - Rollover	12,465	18,871	682		94,768
Total Additions	348,265	601,549	16,981,530	-	33,956,398
Deductions from Net Assets Attributed to:					
Benefits Paid to Participants	15,896	7,369	3,450,411	$ 539,521	11,770,900
Administrative Expenses	118	47	70,959		390,373
Total Deductions	16,014	7,416	3,521,370	539,521	12,161,273
Other					
Net Interfund Transfers	848,167	891,191	(6,181,645)	1,395,258	-
Net Increase (Decrease)	1,180,418	1,485,324	7,278,515	855,737	21,795,125
Net Assets Available for Benefits:					
Beginning of Year	845,655	407,626	70,456,760	7,652,440	173,295,651
End of Year	$ 2,026,073	$ 1,892,950	$ 77,735,275	$ 8,508,177	$ 195,090,776

7. Investments (continued)

The changes in net assets available for benefits and the amount of net assets by investment program as of and for the year ended December 31, 2002, at fair value are reflected below:

2002	Money Market Fund	Fixed Principal Fund	Balanced Fund	Equity Index Fund	Baldor Stock Fund	Aggressive Growth Portfolio	INVESCO S&P 500 Fund	INVESCO Total Return Fund	VanKampen Growth & Income Fund	Europacific Growth Fund
Additions to Net Assets Attributed to:										
Investment Income:										
Interest and Dividends	$ 114,246	$ 75,063	$ 63,279	$ 684,433	$ 111,480	$ 7,958	$ 137,079	$ 269,781	$ 3,858	$ 3,536
Net Appreciation (Depreciation) in fair value of investments	-	2,073,809	(443,536)	(3,118,879)	12,571,433	(146,530)	(2,389,379)	(776,430)	(21,662)	(13,919)
Contributions:										
Employer	-	-	-	-	211,168	-	719,243	313,150	35,549	30,693
Participant - Before Tax	21,619	1,997	20,460	19,201	12,316	15,365	-	347	-	-
Participant - After Tax	131,096	440,418	168,102	361,100	644,357	95,731	502,012	246,991	22,363	17,132
Participant - Rollover	9,692	68,824	11,170	18,171	49,653	4,277	24,812	14,976	678	715
Total Additions	276,653	2,660,111	(180,525)	(2,035,974)	13,600,407	(23,199)	(1,006,233)	68,815	40,786	38,157
Deductions from Net Assets Attributed to:										
Benefits Paid to Participants	1,354,036	5,724,911	449,260	904,684	2,995,113	83,148	375,890	182,734	1,816	333
Administrative Expenses	3,810	21,717	1,330	3,523	9,962	452	660	320	12	8
Total Deductions	1,357,846	5,746,628	450,590	908,207	3,005,075	83,600	376,550	183,054	1,828	341
Other										
Transfers In from Pow R Gard	144,984	36,460	155,127	172,693	174,369	296,738				
Net Interfund Transfers	(11,844,567)	(33,434,270)	(6,704,627)	(20,051,885)	(104,390,052)	(1,333,258)	17,401,866	6,543,466	373,530	186,176
Total Other	(11,699,583)	(33,397,810)	(6,549,500)	(19,879,192)	(104,215,683)	(1,036,520)	17,401,866	6,543,466	373,530	186,176
Net Increase (Decrease)	(12,780,776)	(36,484,327)	(7,180,615)	(22,823,373)	(93,620,351)	(1,143,319)	16,019,083	6,429,227	412,488	223,992
Net Assets Available for Benefits:										
Beginning of Year	12,780,776	36,484,327	7,180,615	22,823,373	93,620,351	1,143,319	-	-	-	-
End of Year	$ -	$ -	$ -	$ -	$ -	$ -	$16,019,083	$ 6,429,227	$ 412,488	$ 223,992

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

7. **Investments (continued)**

The changes in net assets available for benefits and the amount of net assets by investment program as of and for the year ended December 31, 2002, at fair value continued from page 7, are reflected below:

2002 (continued)	INVESCO Stable Value Fund	Growth Fund of America	AIM Small Capital Growth Fund	PIMCO Total Return Fund	Royce Low Priced Stock Fund	Baldor Stock Fund	Evergreen Money Market Fund	Participant Loan Fund	Grand Total
Additions to Net Assets Attributed to:									
Investment Income:									
Interest and Dividends	$ 1,105,252	$ 1,751	$ 2,281	$ 36,576	$ 3,095	$ 1,912,618	$ 29,620		$ 4,561,906
Net Appreciation (Depreciation) in fair value of investments	-	(4,119)	(73,651)	(911)	(31,349)	(16,087,452)			(8,462,575)
Contributions:									
Employer	2,367,916	30,979	49,016	87,555	46,917	2,278,592			6,170,778
Participant - Before Tax	6,000	347				6,358			104,010
Participant - After Tax	580,072	18,646	35,435	34,631	34,929	835,788	47,291		4,216,094
Participant - Rollover	66,483	773	1,346	1,077	810	64,341	2,842		340,640
Total Additions	4,125,723	48,377	14,427	158,928	54,402	(10,989,755)	79,753	$ -	6,930,853
Deductions from Net Assets Attributed to:									
Benefits Paid to Participants	1,287,467	209	5,955	2,244	196	1,573,182	144,668	539,708	15,625,554
Administrative Expenses	94,445	6	27	19	4	16,337	342		152,974
Total Deductions	1,381,912	215	5,982	2,263	200	1,589,519	145,010	539,708	15,778,528
Other									
Transfers in from Pow R Gard								19,667	1,000,038
Net Interfund Transfers	67,247,534	260,637	539,791	688,990	353,424	83,036,032	65,257	1,061,956	-
Total Other	67,247,534	260,637	539,791	688,990	353,424	83,036,032	65,257	1,081,623	1,000,038
Net Increase (Decrease)	69,991,345	308,799	548,236	845,655	407,626	70,456,758	-	541,915	(7,847,637)
Net Assets Available for Benefits:									
Beginning of Year	-	-	-	-	-	-	-	7,110,527	181,143,288
End of Year	$ 69,991,345	$ 308,799	$ 548,236	$ 845,655	$ 407,626	$ 70,456,758	$ -	$ 7,652,442	$173,295,651

Supplemental Schedule

Baldor Electric Company Employees'
Profit Sharing and Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN 43-0168840, Plan 001
December 31, 2003

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Collective Trust Funds			
	INVESCO	Stable Value Fund	$ 70,385,334	$ 70,385,334
	Registered Investment Companies			
	INVESCO	S&P 500 Fund	17,183,378	19,255,374
	INVESCO	Total Return Fund	6,939,137	7,234,498
	VanKampen	Growth & Index Fund	1,088,527	1,275,348
	American Funds	Europacific Growth Fund	592,355	704,628
	American Funds	Growth Fund of America	1,053,026	1,237,116
	AIM	Small Capital Growth Fund	974,370	1,147,895
	PIMCO	Total Return Fund	1,946,678	1,936,600
	Royce	Low Priced Stock Fund	1,459,346	1,739,979
	Common Stock			
*	AMVESCAP	Baldor Electric Company Common Stock	54,849,332	75,767,155
	Participant Loans	5.0% - 10.5%	-	8,508,177

(a) An asterisk indicates a known party-in-interest to the Plan. AMVESCAP is the Trustee of the Plan and Baldor is the Plan Sponsor.

See Independent Auditor's Report.